Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

April 17, 2006
Our ref. No. PI 060

The U.S. Securities and Exchange
450 Fifth Street, N.W.
Room 3099
Office of International Corporate]
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

Mitsubishi Corporation to Responds to Tender Offer for Diamond City Shares

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dlw 4/19

Translation of report filed with the Tokyo Stock Exchange on April 17, 2006

Mitsubishi Corporation Responds to Tender Offer for Diamond City Shares

Mitsubishi Corporation (MC) announced today that it has decided to respond to a tender offer by AEON Co., Ltd. for Diamond City Co., Ltd. shares held by MC. Details are as follows.

1. Reasons for Responding to Tender Offer Bid

Diamond City was established as a commercial developer by MC and AEON in 1969. Since then, MC has helped Diamond City to grow its business in the field of commercial facility development.

Diamond City has developed steadily as a company, listing on the First Section of the Tokyo Stock Exchange in 2003. The company has acquired the capability to develop sites independently. Going forward, MC believes that it will be increasingly important for Diamond City to put emphasis on store management and other service-oriented operations and strengthen its functions in this area.

MC believes that pursuing synergies under a new capital structure resulting from AEON's tender offer bid is the best way for Diamond City to develop further.

Moreover, in terms of economic rationale, MC decided to respond to AEON's tender offer bid at the purchase price offered having reached the conclusion that this will maximize profits for MC.

2. Overview of Diamond City

(1) Company name	Diamond City Co., Ltd.
(2) Head office	12-18, Shibuya 3-chome, Shibuya-ku, Tokyo
(3) Representative	Yozo Tai, President and CEO
(4) Capital	¥8,866 million
(5) Main business	Shopping center leasing and operation

3. Overview of Share Sale

MC's shareholding before sale: 10,466 thousand shares (27.38% equity interest)
Planned share sale: 10,466 thousand shares (27.38% equity interest)
Holding after planned share sale: 0 shares

The number of shares to be sold may change in the event that shares are purchased by AEON from subscribers in proportion to the total number tendered, meaning that all tendered shares cannot be sold by MC. MC plans to sell separately any shares not sold due to this tender offer.

4. Share Sale Schedule

April 5, 2006: Announcement of start of tender offer
May 1, 2006: Final day of tender offer
May 11, 2006: Tender offer settlement

5. Outlook

MC has formed a strong relationship with Diamond City's future parent company AEON. Even after the sale of its holding in Diamond City, MC will maintain a close business relationship by introducing sites for commercial development, undertaking construction on a contract basis, supplying related equipment and fixtures and providing other services. In this way, MC will seek to play an ongoing and active support role in Diamond City's development.

Certain media reports have suggested that MC has decided to withdraw from the shopping center development business. There is no basis to these reports. Indeed, after selling its shares in Diamond City, MC plans to continue its active involvement in commercial development projects, including shopping centers.

MC plans to continue its participation in the development of commercial properties through subsidiaries such as Nitto Toshi Kaihatsu Co., Ltd., a commercial developer, and Retail Properties Japan Inc., a specialist commercial property management firm.

Furthermore, MC will remain actively engaged in the commercial facility finance business through Mitsubishi Corp.–UBS Realty Inc., an asset management company for the J-REIT-focused Japan Retail Fund Investment Corporation (TSE 8953), and Diamond Realty Management Inc., an asset management company for private real estate funds.

6. Impact on Earnings

After the share sale, Diamond City will no longer be treated as an equity-method affiliate. In the event that all Diamond City shares tendered by MC are sold through the tender offer, MC plans to book non-consolidated and consolidated gains of roughly ¥34 billion and ¥23 billion, respectively (both figures net of tax). These figures may change if all shares are not sold through the tender offer.